SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Charlotte’s Web Holdings, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

16106R109
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq. Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

Bradley Freelan
Jay Lefton
Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Toronto, Ontario M5H 2T6
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2023
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 24 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16106R109	SCHEDULE 13D	Page 2 of 24 Pages

1	NAME OF REPORTING PERSON JOEL STANLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,187,831 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,187,831 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,187,831 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 16106R109	SCHEDULE 13D	Page 3 of 24 Pages

1	NAME OF REPORTING PERSON JESSE STANLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,689,860 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,689,860 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,689,860 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 16106R109	SCHEDULE 13D	Page 4 of 24 Pages

1	NAME OF REPORTING PERSON LYNN KEHLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,554,144 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,554,144 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,554,144 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 16106R109	SCHEDULE 13D	Page 5 of 24 Pages

Item 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the common shares, no par value, (the “Shares”) of Charlotte’s Web Holdings, Inc., a benefit company under the Business Corporations Act (British Columbia) (the “Issuer”). The principal executive office of the Issuer is located at 700 Tech Court, Louisville, CO 80027.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by Joel Stanley, with respect to Shares held directly by him and Shares held by estate planning vehicles over which he has voting and investment authority; Jesse Stanley (together with Joel Stanley, the “Co-Founders”) with respect to Shares held directly by him and Shares held by estate planning vehicles over which he has voting and investment authority; and Lynn Kehler (together with the Co-Founders, the “Reporting Persons”), with respect to Shares held indirectly through an entity, of which he is the sole member.

(b) The address of Joel Stanley is 8022 Southpark Cir. Suite 500, Littleton, CO 80120. The address of Jesse Stanley is 2545 West 8th Avenue, Denver, CO 80203. The address of Lynn Kehler is 3748 Camelrock View, Colorado Springs, CO 80904.

(c) The principal business of Joel Stanley is serving as Chief Executive Officer at Ajna BioSciences PBC, a botanical drug development company. The principal business of Jesse Stanley is serving as Chief Executive Officer of MTHR Health Inc., a dietary supplement company, and as Chief Executive Officer of Stanley brothers USA, a licensing company focusing on licensing brands in the cannabis space. The principal business of Lynn Kehler is serving as former CEO of Westone Laboratories, a healthcare company focused on producing hearing assistance products.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Joel Stanley used a total of $24,218.35 to acquire 95,001 of the Shares reported to be beneficially owned by him. The remaining 4,092,830 Shares reported to be beneficially owned by Joel Stanley were issued as founder shares of the Issuer.

Jesse Stanley used a total of approximately $74,588.48 to acquire 18,104 of the Shares reported to be beneficially owned by him. The remaining 6,671,756 Shares reported to be beneficially owned by Jesse Stanley were issued as founder shares of the Issuer.

All of the 1,554,144 Shares reported to be beneficially owned by Lynn Kehler were issued as founder shares of the Issuer.

CUSIP No. 16106R109	SCHEDULE 13D	Page 6 of 24 Pages

Item 4.	PURPOSE OF TRANSACTION.

On June 9, 2023, the Co-Founders sent a letter (the “June 9 Letter”) to the Board of Directors of the Issuer (the “Board”) noting their concerns with the Issuer’s recent performance under the direction of the Board. In the June 9 Letter, the Co-Founders stated their view that the Issuer should not re-elect certain members of the current Board (the “Subject Directors”) upon the expiration of their current terms at the Issuer’s 2023 annual meeting of shareholders (the “Annual Meeting”).  The Co-Founders also proposed that any resulting vacancies be filled by the appointment of each of the Reporting Persons and Angela McElwee (former CEO of Gaia Herbs) (collectively, the “Proposed Nominees”). To facilitate the replacement of the Subject Directors with the Proposed Nominees, the Co-Founders proposed to the Issuer that the Subject Directors agree not to stand for election at the Annual Meeting and that the Board waives the Issuer’s advance notice requirements to allow the Proposed Nominees to stand for election uncontested at the Annual Meeting.  The Co-Founders noted that they had submitted instructions to “withhold” their votes on the election of the Subject Directors and stated their belief that other unaffiliated shareholders also intended to withhold their votes on the election of the Subject Directors at the Annual Meeting.  Given the Issuer’s majority voting policy, the Co-Founders also noted in the June 9 Letter their expectation that the Board would respect the will of shareholders by accepting the resignation of any director who was not elected by at least a majority of the votes cast with respect to his or her election. The summary of the June 9 Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the June 9 Letter, a copy of which is attached as Exhibit 99.1 and incorporated herein by reference.

Following the failure of the Board to respond to the June 9 Letter, on June 12, 2023, the Co-Founders issued a press release (the “June 12 Press Release”) reiterating their concerns regarding the Issuer’s performance, their desire for the Subject Directors to resign, and their request that the Issuer facilitate the appointment of the Proposed Nominees to the Board, whether at the Annual Meeting or at a special meeting called in the event the Subject Directors resign after failing to obtain majority support.  In the June 12 Press Release, the Co-Founders again stated their intention to “withhold” their votes on the election of the four Subject Directors should they continue to stand for election at the Annual Meeting.  The summary of the June 12 Press Release does not purport to be complete and is qualified in its entirety by reference to the full text of the June 12 Press Release, a copy of which is attached as Exhibit 99.2 and incorporated herein by reference.

On June 13, 2023, the Co-Founders issued a press release (the “June 13 Press Release”) disclosing the Board’s failure to engage with the Co-Founders regarding the issues raised in the June 12 Press Release and repeating the Co-Founders’ plans to “withhold” their votes for the election of the Subject Directors at the Annual Meeting.  In the June 13 Press Release, the Co-Founders also called for an independent chair to preside over the Annual Meeting. The summary of the June 13 Press Release does not purport to be complete and is qualified in its entirety by reference to the full text of the June 13 Press Release, a copy of which is attached as Exhibit 99.3 and incorporated herein by reference.

Except as set forth herein, the Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Persons will review their investments in the Issuer on a continuing basis. The Reporting Persons may communicate with the Issuer’s management and Board about a broad range of operational and strategic matters, including among other things, potential changes in, the Issuer’s operations, management, governance, board composition, organizational documents, capital or corporate structure, dividend policy, and strategy and plans of the Issuer and communicate with other shareholders or third parties regarding the foregoing. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions. Subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Shares or other securities related to the Issuer, the outcome of any discussions or matters referenced above, overall market condition, other available investment opportunities and other general market and investment conditions, the Reporting Persons may determine to take such actions with respect to their investment in the Issuer as they deem appropriate and may, from time to time determine to: (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares and/or other equity, debt, derivative securities or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) on the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Shares or other Securities without affecting the Reporting Person’s beneficial ownership of the Shares or other Securities. Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person will take any such actions.

CUSIP No. 16106R109	SCHEDULE 13D	Page 7 of 23 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each Reporting Person. The percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 152,441,144 Shares outstanding as of May 24, 2023, as reported in the Prospectus filed by the Issuer pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on May 25, 2023.

By virtue of the matters described in Item 4 above and in the June 9 Letter, the June 12 Press Release, and the June 13 Press Release, Joel Stanley, Jesse Stanley, and Lynn Kehler may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and the “group” may be deemed to beneficially own an aggregate of 12,431,835 Shares, representing approximately 8.2% of the outstanding Shares. Each Reporting Person expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Person.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule I hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d) Other than as described in Item 2(a), no person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

(e) Not applicable.

CUSIP No. 16106R109	SCHEDULE 13D	Page 8 of 24 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the Joint Filing Agreement attached hereto as Exhibit 99.4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Person and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1:	The June 9 Letter
Exhibit 99.2:	The June 12 Press Release
Exhibit 99.3:	The June 13 Press Release
Exhibit 99.4:	Joint Filing Agreement

CUSIP No. 16106R109	SCHEDULE 13D	Page 9 of 24 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2023

/s/ Joel Stanley
JOEL STANLEY

/s/ Jesse Stanley
JESSE STANLEY

/s/ Lynn Kehler
LYNN KEHLER

CUSIP No. 16106R109	SCHEDULE 13D	Page 10 of 24 Pages

Schedule I

Transactions in the Shares of the Issuer by the Reporting Persons During the Last Sixty (60) Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions.

Joel Stanley

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

5/18/2023	95,001	0.25

CUSIP No. 16106R109	SCHEDULE 13D	Page 11 of 24 Pages

Exhibit 99.1

CONFIDENTIAL
VIA E-MAIL

June 9, 2023

Board of Directors

Charlotte’s Web Holdings, Inc. (the “Company”)

700 Tech Court

Louisville, CO

80027

Re: 2023 Annual General Meeting of Shareholders

Dear Board of Directors of the Company:

We are writing to you in our capacity as shareholders and as co-founders of the Company. Since Joel resigned as a member of the board of directors (the “Board”) of the Company in March 2021, the Company’s share price has fallen 95% and the revenues have decreased by 22.8% (from approximately US$96 million in 2021 to approximately US$74 million in 2022). We believe the Board bears responsibility for the Company’s current performance and that general industry decline and/or regulatory headwinds are not an excuse. We believe that a reconstituted Board is required for the Company’s future growth and success.

Our Concerns

Our concerns include, but are not limited to, the following:

•	The incumbent Board and management’s business strategy has been to pin their hopes on FDA regulations changing in favour of the business. Rather than innovate within the current framework, the Company continues to burn money on conventional marketing.
•	The Company has spent more than US$270 million and accrued a loss of over US$186 million between April 1, 2021 and March 31, 2023. Despite this, there has been a steady decline in revenue across all channels, with little to no product innovation or SKU expansion in the CBD category.
•	The Company has the infrastructure to support other categories and provide fully integrated manufacturing of all products. Yet, manufacturing of the Company's largest revenue category, being gummies, has been outsourced.
•	The Company has cycled through four different CFOs in the past two years. Additionally, the Board has provided exorbitant compensation to the CEO relative to the Company’s current size and performance. These practices have led to unacceptable levels of dilution to shareholders.

CUSIP No. 16106R109	SCHEDULE 13D	Page 12 of 24 Pages
•	Management has not been held accountable by the Board for chasing acquisitions and distributor and marketing relationships but repeatedly failing to successfully execute on these transactions.

Our Solution

The Company is scheduled to hold its annual general meeting of shareholders on June 15, 2023 (the “Meeting”) at which shareholders will be asked to, among other items, elect six directors to the Board.

We are of the view that certain members of the current Board, being John Held, Jacques Tortoroli, Thomas Lardieri and Alicia Morga should not be elected as directors of the Company (collectively, the “Subject Directors”).

We propose that any vacancies created would be filled by ourselves, Joel Stanley and Jesse Stanley (co-founders of the Company), Lynn Kehler, the first Chief Financial Officer of the Company, and Angela McElwee, former Chief Executive Officer of Gaia Herbs, one of North America’s top herbal supplement brands (collectively, the “Proposed Nominees”). Further information on the Proposed Nominees can be provided to you upon request.

Under the founders’ direction, with Joel as the first CEO and Executive Chairman, Jesse as an original board member and marketing lead, and Lynn as the first CFO, the Company grew revenues to nearly US$70 million with less than US$7 million in total investment from 2013 to 2018. Moreover, the Company had positive EBITDA until a non-founder CEO was put in place, and has not had positive EBITDA since. It is clear that the Company needs to adopt a founders’ mentality and stop wasting resources on bad deals and bad hires. The Proposed Nominees understand that the Board and management must bring costs in line with the reality of present-day revenues with a strategic focus on product diversification and innovation.

We believe that an orderly transition is in the best interests of the Company. In order to achieve this, we propose that: (1) the Subject Directors agree not to stand for election at the Meeting; and (2) the Board waives the Company’s advance notice requirements pursuant to Article 29.1(i) of its articles and allow the Proposed Nominees to stand for election at the Meeting.

Key Considerations for the Current Board

We collectively beneficially own, or control or direct, directly or indirectly, 10,964,622 common shares of the Company (“Common Shares”), representing 7.19% of the Common Shares that were outstanding as of the record date, and have submitted instructions to “withhold” our votes for the election of the Subject Directors at the Meeting. In addition, other shareholders (the “Supporting Shareholders”), who collectively beneficially own, or control or direct, directly or indirectly, 26,630,012 Common Shares, representing 17.47% of the Common Shares that were outstanding as of the record date, have confirmed that they have also submitted instructions to “withhold” their votes for the election of the Subject Directors at the Meeting. It is also important to note that the Supporting Shareholders include Major League Baseball, a shareholder with 4.01% ownership and a four-year US$30M sponsorship agreement with the Company.

CUSIP No. 16106R109	SCHEDULE 13D	Page 13 of 24 Pages

We and the Supporting Shareholders collectively represent 24.66% of the Common Shares that were outstanding as of the record date. Based on voter turnout for the election of directors at last year’s annual general meeting of shareholders, changes to the Company’s board of directors appear to be inevitable.

Under the Company’s majority voting policy, any director that is not elected by at least a majority of the votes cast with respect to his or her election must immediately tender his or her resignation to the Chair of the Board following the Meeting. The Board is expected to accept such resignations, absent exceptional circumstances.

***

We request that you confirm your intention to facilitate an orderly Board transition and make a public announcement of such prior to the Meeting.

We also remind the Board that delaying the Meeting will not change the outcome and any such action will be perceived by shareholders as evidence of entrenchment. We also urge the Board to maintain the integrity of electronic corporate records, which may be subject to review by shareholders.

If we do not receive a response by 5:00 p.m. on June 11th, 2023, our intention is to go public with our concerns and encourage additional support from shareholders to reconstitute the Board as described above.

We look forward to discussing the contents of this letter at your earliest opportunity.

Sincerely,

JOEL STANLEY

JESSE STANLEY

CUSIP No. 16106R109	SCHEDULE 13D	Page 14 of 24 Pages

Exhibit 99.2

Charlotte’s Web Co-Founders Jesse and Joel Stanley Seek Changes to the Board to Enhance Shareholder Value

•	Shareholders collectively holding 24.66% of the issued and outstanding shares of Charlotte’s Web have submitted instructions to “WITHHOLD” votes for four of the Company’s director nominees
•	Since Joel Stanley left the Board in March 2021, Charlotte’s Web stock price has fallen 95%, revenues have decreased by 22.8% (from approximately US$96 million in 2021 to approximately US$74 million in 2022) and the value of the Company is at its lowest levels since going public
•	To effect change, the Concerned Shareholders encourage fellow shareholders to “WITHHOLD” votes for John Held, Jacques Tortoroli, Thomas Lardieri and Alicia Morga

TORONTO, ONTARIO, June 12, 2023 – Jesse and Joel Stanley (the “Concerned Shareholders”), co-founders of Charlotte’s Web Holdings, Inc. (TSX: CWEB) (OTCQX: CWBHF) (“Charlotte’s Web” or the “Company”), have submitted instructions to “WITHHOLD” votes for four of six of the Company’s director nominees – namely, John Held, Jacques Tortoroli, Thomas Lardieri and Alicia Morga (the “Subject Directors”) – ahead of the annual general meeting of shareholders scheduled to be held on June 15, 2023 (the “Meeting”). The Concerned Shareholders understand that certain supporting shareholders, including Major League Baseball (the “Supporting Shareholders”), have also submitted instructions to “WITHHOLD” votes for the Subject Directors ahead of the Meeting.

The Concerned Shareholders and the Supporting Shareholders collectively represent 24.66% of the common shares of the Company (“Common Shares”) entitled to vote at the Meeting. Given the voter turnout for the election of directors at last year’s annual general meeting of shareholders, changes to the Company’s board of directors (the “Board”) appear to be inevitable.

Under the Company’s majority voting policy, any director that is not elected by at least a majority of the votes cast with respect to his or her election must immediately tender his or her resignation to the Chair of the Board following the Meeting. The Board must determine whether or not to accept the resignation within 90 days following the Meeting. The Board must accept the resignation unless it determines that the applicable director should continue to serve on the Board. The rules of the Toronto Stock Exchange require that a board will accept the resignation absent exceptional circumstances that warrant the director continuing to serve on the board. As a result, the Concerned Shareholders expect the Board to accept any resignations it receives and to cause the Company to call a special meeting of shareholders without delay to fill any vacancies on the Board.

In light of the above and in order to avoid additional costs of calling a special meeting of shareholders by the Company, the Concerned Shareholders proposed to the Company that (i) the Subject Directors not stand for election, and (ii) the Board waive the Company’s advance notice requirements, which would allow the Concerned Shareholders to nominate Joel Stanley, Jesse Stanley, Lynn Kehler and Angela McElwee for election as directors of the Company at the Meeting. The Concerned Shareholders reached out to the Board to discuss a smooth transition. Rather than engage with the Company’s largest shareholders, the Board has unfortunately chosen to remain silent. This has forced the Concerned Shareholders to make their concerns public.

CUSIP No. 16106R109	SCHEDULE 13D	Page 15 of 24 Pages

The Concerned Shareholders are disappointed in the Board’s refusal to engage. On every relevant metric ranging from revenue growth to future outlook, the Company is facing an unprecedented negative market sentiment of its own making and irreparable trust-deficit in the incumbent Board. Shareholders urgently need a reconstituted Board to address the challenges at hand.

Joel Stanley, co-founder of the Company, said,

“Without urgent action today, the future of Charlotte’s Web is at risk. We call on the Charlotte’s Web Board and the four incumbent directors, who will fail to achieve majority support, to put shareholders first and to do the right thing by stepping down and avoid delaying change. Shareholders have seen the value of their investments collapse and the stock price is trading at an all-time low. The Company is in need of a refreshed Board and we have the right people to take on the huge challenges that lie ahead, in order to restore shareholder value.”

Jesse Stanley, co-founder of the Company, said,

“The significant cash burn rate with decreasing revenues must end immediately. The current leadership blames general industry decline and regulatory headwinds to avoid taking responsibility for their actions. The truth is that the actions of this Board have clearly contributed to the destruction of shareholder value.”

THE CASE FOR CHANGE IS CLEAR

•	Hope is Not a Strategy: The incumbent Board and management’s business strategy has been to pin their hopes on FDA regulations changing in favor of the business. Rather than innovate within the current framework, the Company continues to burn money on conventional marketing.

•	Uncontrolled Spending Without Consequences: The Company has spent more than US$270 million and accrued a loss of over US$186 million between April 1, 2021 and March 31, 2023. Despite this, there has been a steady decline in revenue across all channels, with little to no product innovation or SKU expansion in the CBD category.

•	Failure to Maximize Potential: The Company has the infrastructure to support other categories and provide fully integrated manufacturing of all products. Yet, manufacturing of the Company's largest revenue category, gummies, has been outsourced.

•	Poor Hiring Practices: The Company has cycled through four different CFOs in the past two years. Additionally, the Board has provided exorbitant compensation to the CEO and other senior executives relative to the Company’s current size and performance. These practices have led to unacceptable levels of dilution to shareholders.

•	Lack of Accountability: Management has not been held accountable by the Board for chasing acquisitions and distributor and marketing relationships but repeatedly failing to successfully execute on these transactions.

CUSIP No. 16106R109	SCHEDULE 13D	Page 16 of 24 Pages

SHAREHOLDER WARNING: THE BOARD MAY TRY TO DELAY THE INEVITABLE

The Concerned Shareholders caution fellow shareholders that the Board may use delay tactics to avoid change. Under the Company’s majority voting policy, the Board is able to deliberate for 90 days on whether or not to accept resignations from any directors that have failed to obtain majority support at the Meeting and to develop reasoning as to why such director(s) should remain on the Board despite failing to achieve majority support. However, the broad and significant shareholder opposition makes it clear that those directors that do not obtain majority support do not have a mandate from shareholders to serve as directors of the Company and should therefore vacate the Board immediately.

THE CONCERNED SHAREHOLDERS’ PLAN WILL PUT THE COMPANY ON THE RIGHT TRACK

It is clear that the Company needs to adopt a founders’ mentality and stop wasting resources on bad deals and bad hires. The Concerned Shareholders understand that the Board and management must bring costs in line with the reality of present-day revenues with a strategic focus on product diversification and innovation. The Company led by a new Board will return to its roots of deeper engagement with industry and consumers, focus on regulatory action requirements, and improve cost structures. The Concerned Shareholders believe that innovation of new products and product categories should have been the Company’s priority over the past four years and that the Company’s existing resources must be deployed with far more calculated strategies from here forward.

THE CONCERNED SHAREHOLDERS’ REQUEST FOR BOARD REPRESENTATION

The Concerned Shareholders have requested board representation and proposed to the Company that the Subject Directors be replaced by Joel Stanley, Jesse Stanley, Lynn Kehler and Angela McElwee, each of whose biographies have been provided below for reference purposes. The Concerned Shareholders have suggested to the current Board that this could be facilitated either by (i) the Subject Directors not standing for election at the Meeting and having the Company waive its advance notice requirements, which would allow the Concerned Shareholders to propose nominees at the Meeting, or (ii) the Company calling a special meeting of shareholders to fill any vacancies on the Board resulting from the resignations of the Subject Directors if they fail to obtain majority support at the Meeting. The Concerned Shareholders are prepared to provide further information on each of Joel Stanley, Jesse Stanley, Lynn Kehler and Angela McElwee in accordance with applicable law, should (i) the Company decide to waive its advance notice requirements and allow the Concerned Shareholders to nominate Joel Stanley, Jesse Stanley, Lynn Kehler and Angela McElwee for election as directors of the Company at the Meeting, or (ii) a special meeting of shareholders be called by the Company for purposes of election of directors to fill any vacancies that result from the resignation of the Subject Directors.

•	Joel Stanley. Joel Stanley is a co-founder of Charlotte’s Web and was the Company’s first Chief Executive Officer & Executive Chairman. From incorporation in 2013 to the election of a majority independent board in late 2018, he played an instrumental role in the Company’s growth. Joel planted the roots that built Charlotte’s Web and has over a decade’s experience in the industry that will be valuable in turning the Company around. Joel is currently the co-founder and Chief Executive Officer of AJNA Biosciences PBC, a botanical drug development company focused on full-spectrum cannabinoid and natural psychedelic options for mental health and neurological disorders. He is also a board member of Stanley Brothers USA Holdings, Inc., a pioneering medical marijuana licensing company with a global presence that has played a significant role in shaping the industry.

CUSIP No. 16106R109	SCHEDULE 13D	Page 17 of 24 Pages
•	Jesse Stanley. Jesse Stanley is a co-founder of Charlotte’s Web and was a member of the Company’s first board of directors. During his role at Charlotte’s Web, Jesse was the marketing force behind the iconic CBD brand. Jesse has over a decade’s experience in the industry; his expertise and start-up grit will help align brand building and build product marketing with revenues. Jesse currently serves as the Chief Executive Officer of Stanley Brothers USA Holdings, Inc.

•	Lynn Kehler. Lynn Kehler is a veteran business and finance executive with almost four decades of experience in executive leadership, corporate finance, and capital markets. Lynn joined Charlotte’s Web in 2014 when it was pre-revenue and worked closely with its founders to develop the Company’s business and marketing strategies, leadership team, and raise private investment capital. Lynn served as Chief Financial Officer until shortly after its initial public offering in August 2018 and during his tenure, the Company remained EBITDA positive. He started his career with the audit staff of PriceWaterhouseCoopers in Houston and is a retired CPA and CMA. Lynn currently is the Managing Director at Alpine Advisory Group, a business consulting firm that specializes in strategy development, leadership, and financial management of small to middle market companies. He also oversees several private investment companies that make venture and private equity investments in real estate, technology and secondary private equity offerings.

•	Angela McElwee. Angela McElwee has worked within the natural products industry for nearly 30 years and has held leadership positions with wellness-centric consumer packaged goods organizations for the last 20 years. From April 2008 to January 2021, she was an executive at Gaia Herbs, Inc. (“Gaia”), a leading herbal supplement brand, including serving on the company’s board of directors from 2013-2021. From 2016 to 2021, she served as President and Chief Executive Officer of Gaia. Prior to her tenure at Gaia, she led the U.S. sales organization at Nature’s Way Products, LLC. She holds a B.S. in Biology from Miami University. Angela is currently a Venture Partner at Springdale Ventures, a venture capital firm, and also holds several board positions including with NASDAQ-listed Cyanotech Corporation.

THE CONCERNED SHAREHOLDERS ENCOURAGE FELLOW SHAREHOLDERS TO “WITHHOLD” VOTES FOR JOHN HELD, JACQUES TORTOROLI, THOMAS LARDIERI AND ALICIA MORGA. DOING SO WILL HELP BRING ABOUT THE POSITIVE CHANGE THAT CHARLOTTE’S WEB NEEDS.

DON’T DELAY! YOU CAN CHANGE YOUR VOTE! If you are a beneficial shareholder (hold shares through a financial intermediary) or a registered shareholder (hold shares in certificate form) you may immediately change your vote online by using a 16-digit control number at www.proxyvote.com or by calling 1-800-690-6903.

Your control number can be found with the proxy materials mailed to you. If you do not have your materials, you can request your control number by email at shareholder@broadridge.com or by calling 1-800-353-0103.

Need more information or need help voting? Call Kingsdale Advisors on 1-888-564-7333 or email contactus@kingsdaleadvisors.com.

CUSIP No. 16106R109	SCHEDULE 13D	Page 18 of 24 Pages

ADVISORS

Kingsdale Advisors (“Kingsdale”) is acting as strategic shareholder and communications advisor and Fasken Martineau DuMoulin LLP is acting as legal advisors to the Concerned Shareholders.

INFORMATION IN SUPPORT OF PUBLIC BROADCAST SOLICITATION

The following information is provided in accordance with applicable law. The Concerned Shareholders are relying on the exemption under sections 9.2(4) of National Instrument 51-102 – Continuous Disclosure Obligations to make this public broadcast solicitation.

This news release and any solicitation made by the Concerned Shareholders in advance of the Meeting is, or will be, as applicable, made by Concerned Shareholders and not by or on behalf of the management of the Company.

The Concerned Shareholders may solicit proxies in reliance upon the public broadcast exemption to the solicitation requirements under applicable law, conveyed by way of public broadcast, including through press releases, speeches or publications, and by any other manner permitted under applicable law. Proxies may also be solicited by the Concerned Shareholders pursuant to an information circular sent to shareholders after which solicitations may be made by or on behalf of the Concerned Shareholders by mail, telephone, fax, email or other electronic means as well as by newspaper or other media advertising, and in person by directors, officers and employees of the Concerned Shareholders, who will not be specifically remunerated therefor. The Concerned Shareholders may engage the services of one or more agents and authorize other persons to assist in soliciting proxies on behalf of the Concerned Shareholders.

The Concerned Shareholders have retained Kingsdale as its strategic advisor and to assist the Concerned Shareholders in the solicitation of proxies. The Concerned Shareholders will pay Kingsdale fees currently estimated at up to $100,000. Kingsdale’s responsibilities will principally include advising the Concerned Shareholders on developing and implementing shareholder communication and engagement strategies, and advising with respect to meeting and proxy protocol.

All costs incurred for any solicitation will be borne by the Concerned Shareholders, provided that, subject to applicable law, the Concerned Shareholders may seek reimbursement from the Company of the Concerned Shareholders’ out-of-pocket expenses, including proxy solicitation expenses and legal fees, incurred in connection therewith.

A registered shareholder of the Company that gives a proxy may revoke it: (a) by completing and signing a valid proxy bearing a later date than the proxy being revoked and returning the newly completed and signed proxy in accordance with the instructions contained in the form of proxy; (b) by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing, as the case may be: (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or (ii) with the chairman of the Meeting on the day of the Meeting; or (c) in any other manner permitted by law. A non-registered holder of common shares of the Company will be entitled to revoke a form of proxy or voting instruction form given to an intermediary at any time by written notice to the intermediary in accordance with the instructions given to the non-registered holder by its intermediary.

CUSIP No. 16106R109	SCHEDULE 13D	Page 19 of 24 Pages

To the knowledge of the Concerned Shareholders, the Company’s mailing address is 700 Tech Court Louisville, CO 80027. A copy of this news release may be obtained on the Company’s SEDAR profile at www.sedar.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking information within the meaning of applicable securities laws. In general, forward-looking information refers to disclosure about future conditions, courses of action, and events. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the use of any of the words “anticipates”, “believes”, “expects”, “intends”, “plans”, “will”, “would”, and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations of the Concerned Shareholders and currently available information.

Forward-looking statements are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict, and are based upon assumptions as to future events that may not prove to be accurate. The Concerned Shareholders undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable securities legislation.

CONTACT

Kingsdale Advisors:

Aquin George

Director, Special Situations

Phone: 647-265-4528

Email: ageorge@kingsdaleadvisors.com

CUSIP No. 16106R109	SCHEDULE 13D	Page 20 of 24 Pages

Exhibit 99.3

Charlotte’s Web’s Board Refuses to Engage with its Largest Shareholders

  With 24.66% of common shares already voted to WITHHOLD on four directors, the entrenched Board refuses to engage with its largest shareholders and co-founders
  Unwillingness to have a constructive conversation not only unnecessarily delays inevitable change but comes at the expense of shareholders’ time, money and resources

TORONTO, ONTARIO, June 13, 2023 – Despite strong support for change to the board of directors (the “Board”) of Charlotte’s Web Holdings, Inc. (TSX: CWEB) (OTCQX: CWBHF) (“Charlotte’s Web” or the “Company”) ahead of the annual general meeting of shareholders scheduled to be held on June 15, 2023 (the “Meeting”), the Board has refused to engage with Jesse and Joel Stanley (the “Concerned Shareholders”), co-founders of Charlotte’s Web, instead telling them to talk to the Company’s lawyers.

“One of the number one responsibilities of a director is to engage with their shareholders, understand their views, and, while those views may differ, engage in a constructive dialogue for the betterment of all shareholders. On all accounts this Board has failed,” said Jesse Stanley, co-founder of the Company. “We would like to thank the shareholders who have reached out to us since we made our desire for change public. We share both their surprise and disappointment that, rather than facilitate a smooth and cost-efficient transition, the Board has been silent. Shareholders are justifiably concerned about what costly entrenchment tactics the Board may employ in an attempt to delay inevitable change supported by the founders and largest shareholder group.”

On June 12, 2023, following a weekend of silence from the Company, the Concerned Shareholders were forced to announce in a press release that they have submitted instructions to “WITHHOLD” votes for four of six of the Company’s director nominees – namely, John Held, Jacques Tortoroli, Thomas Lardieri and Alicia Morga (the “Subject Directors”). Certain supporting shareholders (the “Supporting Shareholders”) have also submitted instructions to “WITHHOLD” votes for the Subject Directors ahead of the Meeting.

The Concerned Shareholders and the Supporting Shareholders collectively represent 24.66% of the common shares of the Company (“Common Shares”) entitled to vote at the Meeting. This represents a significant majority of those shareholders expected to be represented at the Meeting given the historical voter turnout for the election of directors and indicates that change is imminent.

CUSIP No. 16106R109	SCHEDULE 13D	Page 21 of 24 Pages

The Concerned Shareholders have proposed to the Company that Subject Directors not stand for election, and the Board waive the Company’s advance notice requirements, which would allow the Concerned Shareholders to nominate Joel Stanley, Jesse Stanley, Lynn Kehler and Angela McElwee for election as directors of the Company at the Meeting.

“We believe that with the right leadership moving forward, Charlotte’s Web’s best days are yet to come. The Board needs to return to a founder’s mentality, end wasteful spending and assemble a team that knows what it takes to grow the Company,” said Joel Stanley, co-founder of the Company. “We support the election of Susan Vogt and Jonathan Atwood and we believe their experience will remain a valuable asset to the newly constituted Board. We are hopeful that Susan and Jonathan are as committed to putting the interests of shareholders first as we are and that they will act as a voice of reason to any Board members that may be more focused on keeping their jobs than creating shareholder value. We remain ready and open to engage and hope they can encourage their director colleagues to do the same.”

The Concerned Shareholders are also calling for an independent chair to preside over the Meeting as concerns regarding the entrenched nature of the current Board grows. An independent chair, untethered from board members looking out for their own interests, can impartially oversee the annual meeting and facilitate fair proceedings. In particular, an independent chair may determine that waiving the advance notice requirements and avoiding the cost and expense of another shareholders meeting is in the best interests of the Company.

IT’S NOT TOO LATE -- YOU CAN STILL CHANGE YOUR VOTE!

THE CONCERNED SHAREHOLDERS ENCOURAGE FELLOW SHAREHOLDERS TO “WITHHOLD” VOTES FOR JOHN HELD, JACQUES TORTOROLI, THOMAS LARDIERI AND ALICIA MORGA. DOING SO WILL HELP BRING ABOUT THE POSITIVE CHANGE THAT CHARLOTTE’S WEB NEEDS.

If you are a beneficial shareholder (hold shares through a financial intermediary) or a registered shareholder (hold shares in certificate form) you may immediately change your vote online by using a 16-digit control number at www.proxyvote.com or by calling 1-800-690-6903.

Your control number can be found with the proxy materials mailed to you. If you do not have your materials, you can request your control number by email at shareholder@broadridge.com or by calling 1-800-353-0103.

Need more information or need help voting? Call Kingsdale Advisors on 1-888-564-7333 or email contactus@kingsdaleadvisors.com.

ADVISORS

Kingsdale Advisors (“Kingsdale”) is acting as strategic shareholder and communications advisor and Fasken Martineau DuMoulin LLP is acting as legal advisors to the Concerned Shareholders.

INFORMATION IN SUPPORT OF PUBLIC BROADCAST SOLICITATION

CUSIP No. 16106R109	SCHEDULE 13D	Page 22 of 24 Pages

The following information is provided in accordance with applicable law. The Concerned Shareholders are relying on the exemption under sections 9.2(4) of National Instrument 51-102 – Continuous Disclosure Obligations to make this public broadcast solicitation.

This news release and any solicitation made by the Concerned Shareholders in advance of the Meeting is, or will be, as applicable, made by Concerned Shareholders and not by or on behalf of the management of the Company.

The Concerned Shareholders may solicit proxies in reliance upon the public broadcast exemption to the solicitation requirements under applicable law, conveyed by way of public broadcast, including through press releases, speeches or publications, and by any other manner permitted under applicable law. Proxies may also be solicited by the Concerned Shareholders pursuant to an information circular sent to shareholders after which solicitations may be made by or on behalf of the Concerned Shareholders by mail, telephone, fax, email or other electronic means as well as by newspaper or other media advertising, and in person by directors, officers and employees of the Concerned Shareholders, who will not be specifically remunerated therefor. The Concerned Shareholders may engage the services of one or more agents and authorize other persons to assist in soliciting proxies on behalf of the Concerned Shareholders.

The Concerned Shareholders have retained Kingsdale as its strategic advisor and to assist the Concerned Shareholders in the solicitation of proxies. The Concerned Shareholders will pay Kingsdale fees currently estimated at up to $100,000. Kingsdale’s responsibilities will principally include advising the Concerned Shareholders on developing and implementing shareholder communication and engagement strategies, and advising with respect to meeting and proxy protocol.

All costs incurred for any solicitation will be borne by the Concerned Shareholders, provided that, subject to applicable law, the Concerned Shareholders may seek reimbursement from the Company of the Concerned Shareholders’ out-of-pocket expenses, including proxy solicitation expenses and legal fees, incurred in connection therewith.

A registered shareholder of the Company that gives a proxy may revoke it: (a) by completing and signing a valid proxy bearing a later date than the proxy being revoked and returning the newly completed and signed proxy in accordance with the instructions contained in the form of proxy; (b) by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing, as the case may be: (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or (ii) with the chairman of the Meeting on the day of the Meeting; or (c) in any other manner permitted by law. A non-registered holder of common shares of the Company will be entitled to revoke a form of proxy or voting instruction form given to an intermediary at any time by written notice to the intermediary in accordance with the instructions given to the non-registered holder by its intermediary.

To the knowledge of the Concerned Shareholders, the Company’s mailing address is 700 Tech Court Louisville, CO 80027. A copy of this news release may be obtained on the Company’s SEDAR profile at www.sedar.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

CUSIP No. 16106R109	SCHEDULE 13D	Page 23 of 24 Pages

This press release contains forward-looking information within the meaning of applicable securities laws. In general, forward-looking information refers to disclosure about future conditions, courses of action, and events. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the use of any of the words “anticipates”, “believes”, “expects”, “intends”, “plans”, “will”, “would”, and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations of the Concerned Shareholders and currently available information.

Forward-looking statements are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict, and are based upon assumptions as to future events that may not prove to be accurate. The Concerned Shareholders undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable securities legislation.

CONTACT

Kingsdale Advisors:

Aquin George

Director, Special Situations

Phone: 647-265-4528

Email: ageorge@kingsdaleadvisors.com

CUSIP No. 16106R109	SCHEDULE 13D	Page 24 of 24 Pages

Exhibit 99.4

JOINT FILING AGREEMENT

PURSUANT TO RULE 13(d)-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: June 16, 2023

/s/ Joel Stanley
Joel Stanley

/s/ Jesse Stanley
JESSE STANLEY

/s/ Lynn Kehler
LYNN KEHLER